UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66999

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Key Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Kovachick	(216) 689-3723	mkovachick@key.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

950 Main Avenue, Suite 1800	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Key Investment Services LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

MICHAEL COLLINS
Notary Public
State of Ohio
My Comm. Expires
December 21, 2026

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Key Investment Services

Key Investment Services LLC Exemption Report

Key Investment Services LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described on the following pages.

Key Investment Services LLC

I, Mark Kovachick, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Mark Kovachick

Title: Chief Financial Officer

February 24, 2023

Number of checks	CheckAmount	DepositDate	Reason	Resolution
1	4,000.00	01/04/2022	Late Deposit	Escalated to compliance
1	500.00	01/10/2022	Missing check receipt; deemed late	Escalated to compliance
1	13,479.00	01/10/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	01/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	34,691.41	01/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	01/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,636.84	01/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	15,198.58	01/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	35,880.22	01/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,396.95	01/13/2022	Late Deposit	Escalated to compliance
1	40,000.00	01/20/2022	Late Deposit	Escalated to compliance
1	52,988.37	01/26/2022	Late Deposit	Escalated to compliance
1	36,109.60	02/08/2022	Late Deposit	Escalated to compliance
1	30,000.00	02/09/2022	Late Deposit	Escalated to compliance
1	10,000.00	02/10/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,000.00	02/10/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	02/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	14,000.00	02/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	1,503,000.00	02/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	02/17/2022	Missing check receipt; deemed late	Escalated to compliance
1	160,000.00	02/17/2022	Missing check receipt; deemed late	Escalated to compliance
1	203,710.06	02/18/2022	Late Deposit	Escalated to compliance
1	291.67	02/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	291.67	02/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	291.67	02/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	02/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	54,170.39	02/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	02/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	02/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	200,000.00	02/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	02/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,000.00	02/24/2022	Missing check receipt; deemed late	Escalated to compliance
1	76,424.70	02/25/2022	Late Deposit	Escalated to compliance
1	300,000.00	03/02/2022	Late Deposit	Escalated to compliance
1	37,011.95	03/02/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	03/02/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,000.00	03/03/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	03/03/2022	Missing check receipt; deemed late	Escalated to compliance
1	1,000.00	03/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	5,000.00	03/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	3,650.00	03/09/2022	Missing check receipt; deemed late	Escalated to compliance
1	3,000.00	03/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	03/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	30,000.00	03/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	30,000.00	03/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	54,000.00	03/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	03/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	03/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	26,751.14	03/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	03/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	80,000.00	03/17/2022	Late Deposit	Escalated to compliance
1	812.97	03/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	500.00	03/21/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,000.00	03/24/2022	Missing check receipt; deemed late	Escalated to compliance
1	10,000.00	03/25/2022	Missing check receipt; deemed late	Escalated to compliance
1	14,000.00	03/29/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	03/30/2022	Missing check receipt; deemed late	Escalated to compliance
1	30,000.00	03/30/2022	Missing check receipt; deemed late	Escalated to compliance
1	5,000.00	03/31/2022	Missing check receipt; deemed late	Escalated to compliance
1	750.94	04/04/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	04/04/2022	Missing check receipt; deemed late	Escalated to compliance
1	3,500.00	04/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	04/05/2022	Missing check receipt; deemed late	Escalated to compliance

Number of checks	CheckAmount	DepositDate	Reason	Resolution
1	8,645.42	04/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	32,033.57	04/06/2022	Late Deposit	Escalated to compliance
1	20,000.00	04/06/2022	Late Deposit	Escalated to compliance
1	1,000.00	04/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	3,500.00	04/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	04/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	04/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	04/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	04/11/2022	Late Deposit	Escalated to compliance
1	58,000.00	04/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,500.00	04/12/2022	Missing check receipt; deemed late	Escalated to compliance
1	200,000.00	04/13/2022	Late Deposit	Escalated to compliance
1	5,000.00	04/13/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	04/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	04/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	14,000.00	04/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	04/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,000.00	04/18/2022	Late Deposit	Escalated to compliance
1	5,500.00	04/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,500.00	04/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	04/18/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,598.15	04/20/2022	Late Deposit	Escalated to compliance
1	500,294.99	04/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	855,251.01	04/25/2022	Missing check receipt; deemed late	Escalated to compliance
1	533,955.47	04/25/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	04/25/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,000.00	04/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	1,000.00	04/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	11,048.40	04/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	04/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	04/28/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,049.12	05/02/2022	Late Deposit	Escalated to compliance
1	60,000.00	05/02/2022	Late Deposit	Escalated to compliance
1	46,421.10	05/02/2022	Late Deposit	Escalated to compliance
1	17,226.65	05/02/2022	Late Deposit	Escalated to compliance
1	40,000.00	05/02/2022	Late Deposit	Escalated to compliance
1	275,878.65	05/04/2022	Late Deposit	Escalated to compliance
1	203,359.84	05/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	11,000.00	05/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	8,788.97	05/10/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	05/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	5,619.48	05/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,500.00	05/13/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,500.00	05/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,500.00	05/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	143,538.90	05/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	05/19/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	05/20/2022	Late Deposit	Escalated to compliance
1	150,000.00	05/20/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	05/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,000.00	06/03/2022	Missing check receipt; deemed late	Escalated to compliance
1	10,000.00	06/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	125.00	06/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	06/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	06/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	75,000.00	06/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	06/09/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,500.00	06/09/2022	Missing check receipt; deemed late	Escalated to compliance
1	30,000.00	06/10/2022	Late Deposit	Escalated to compliance
1	4,324.13	06/14/2022	Late Deposit	Escalated to compliance
1	160,393.78	06/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	06/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	06/15/2022	Missing check receipt; deemed late	Escalated to compliance

Number of checks	CheckAmount	DepositDate	Reason	Resolution
1	11,000.00	06/15/2022	Missing check receipt; deemed late	Escalate to compliance
1	100,000.00	06/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	111,002.32	06/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	119,920.00	06/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	40,000.00	06/17/2022	Missing check receipt; deemed late	Escalated to compliance
1	7,000.00	06/21/2022	Missing check receipt; deemed late	Escalated to compliance
1	245,307.75	06/21/2022	Missing check receipt; deemed late	Escalated to compliance
1	125,000.00	06/21/2022	Missing check receipt; deemed late	Escalated to compliance
1	359,197.55	06/21/2022	Missing check receipt; deemed late	Escalated to compliance
1	13,867.98	06/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	75,700.00	06/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	06/24/2022	Missing check receipt; deemed late	Escalated to compliance
1	166,000.00	06/24/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	06/24/2022	Missing check receipt; deemed late	Escalated to compliance
1	43,446.21	06/24/2022	Missing check receipt; deemed late	Escalated to compliance
1	34,551.16	06/27/2022	Late Deposit	Escalated to compliance
1	67,000.00	06/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	06/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	73,000.00	06/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,473.95	06/29/2022	Missing check receipt; deemed late	Escalated to compliance
1	600,000.00	07/01/2022	Missing check receipt; deemed late	Escalate to compliance
1	3,000.00	07/05/2022	Late Deposit	Escalated to compliance
1	500.00	07/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	40,000.00	07/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	07/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	07/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	199,474.16	07/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,000.00	07/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	07/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	07/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	125,000.00	07/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	200,000.00	07/14/2022	Late Deposit	Escalated to compliance
1	200,000.00	07/14/2022	Late Deposit	Escalated to compliance
1	15,639.19	07/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,000.00	07/15/2022	Late Deposit	Escalated to compliance
1	4,441.31	07/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	15,685.63	07/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	4,453.67	07/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	70,000.00	07/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	52,668.78	07/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	07/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,000.00	07/25/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	07/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	07/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	07/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	16,000.00	07/29/2022	Late Deposit	Escalated to compliance
1	16,000.00	07/29/2022	Late Deposit	Escalated to compliance
1	100,000.00	08/02/2022	Late Deposit	Escalated to compliance
1	200,000.00	08/02/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	08/02/2022	Missing check receipt; deemed late	Escalated to compliance
1	250,000.00	08/03/2022	Missing check receipt; deemed late	Escalated to compliance
1	9,600.00	08/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	71,767.13	08/05/2022	Missing check receipt; deemed late	Escalate to compliance
1	25,000.00	08/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,006.72	08/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	60,000.00	08/11/2022	Missing check receipt; deemed late	Escalated to compliance
1	12,649.92	08/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	08/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	08/17/2022	Missing check receipt; deemed late	Escalated to compliance
1	20,000.00	08/17/2022	Missing check receipt; deemed late	Escalate to compliance
1	200,000.00	08/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	81,797.00	08/23/2022	Late Deposit	Escalated to compliance
1	107.52	08/23/2022	Missing check receipt; deemed late	Escalated to compliance

Number of checks	CheckAmount	DepositDate	Reason	Resolution
1	50,000.00	08/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	300,000.00	08/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	200,000.00	08/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,000.00	08/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	300,000.00	08/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,980.85	08/30/2022	Missing check receipt; deemed late	Escalated to compliance
1	15,000.00	08/30/2022	Missing check receipt; deemed late	Escalated to compliance
1	75,000.00	08/30/2022	Missing check receipt; deemed late	Escalated to compliance
1	250,000.00	08/31/2022	Late Deposit	Escalated to compliance
1	2,000.00	08/31/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	09/02/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	09/06/2022	Late Deposit	Escalated to compliance
1	50,000.00	09/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	9,835.00	09/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	09/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	134,614.66	09/09/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	09/09/2022	Missing check receipt; deemed late	Escalated to compliance
1	64,000.00	09/13/2022	Missing check receipt; deemed late	Escalated to compliance
1	36,658.94	09/15/2022	Missing check receipt; deemed late	Escalated to compliance
1	133,000.00	09/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	1,000.00	09/16/2022	Missing check receipt; deemed late	Escalated to compliance
1	1,514.26	09/20/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	09/22/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	09/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	475,000.00	09/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	125,000.00	09/26/2022	Missing check receipt; deemed late	Escalated to compliance
1	225,000.00	09/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	175,743.25	10/03/2022	Missing check receipt; deemed late	Escalated to compliance
1	19,910.84	10/03/2022	Missing check receipt; deemed late	Escalated to compliance
1	83,978.03	10/04/2022	Missing check receipt; deemed late	Escalated to compliance
1	200,000.00	10/05/2022	Missing check receipt; deemed late	Escalated to compliance
1	296,177.27	10/12/2022	Missing check receipt; deemed late	Escalated to compliance
1	45,000.00	10/12/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	10/19/2022	Missing check receipt; deemed late	Escalated to compliance
1	10,000.00	10/20/2022	Missing check receipt; deemed late	Escalated to compliance
1	58,814.99	10/20/2022	Missing check receipt; deemed late	Escalated to compliance
1	5,000.00	10/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	100,000.00	10/28/2022	Missing check receipt; deemed late	Escalated to compliance
1	75,000.00	11/01/2022	Late Deposit	Escalated to compliance
1	100,119.87	11/02/2022	Missing check receipt; deemed late	Escalated to compliance
1	129,987.30	11/04/2022	Late Deposit	Escalated to compliance
1	12.70	11/04/2022	Late Deposit	Escalated to compliance
1	100,000.00	11/04/2022	Missing check receipt; deemed late	Escalated to compliance
1	150,000.00	11/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	138,114.46	11/07/2022	Missing check receipt; deemed late	Escalated to compliance
1	6,000.00	11/08/2022	Missing check receipt; deemed late	Escalated to compliance
1	300,000.00	11/09/2022	Late Deposit	Escalated to compliance
1	200,000.00	11/10/2022	Missing check receipt; deemed late	Escalated to compliance
1	250,000.00	11/14/2022	Missing check receipt; deemed late	Escalated to compliance
1	25,000.00	11/16/2022	Late Deposit	Escalated to compliance
1	55,238.19	11/17/2022	Missing check receipt; deemed late	Escalated to compliance
1	3,000.00	11/21/2022	Missing check receipt; deemed late	Escalate to compliance
1	154.85	11/23/2022	Missing check receipt; deemed late	Escalated to compliance
1	15,000.00	11/29/2022	Late Deposit	Escalated to compliance
1	15,000.00	11/29/2022	Missing check receipt; deemed late	Escalated to compliance
1	500,000.00	11/30/2022	Missing check receipt; deemed late	Escalate to compliance
1	387,819.13	11/30/2022	Missing check receipt; deemed late	Escalate to compliance
1	100,000.00	12/01/2022	Late Deposit	Escalated to compliance
1	25,000.00	12/06/2022	Missing check receipt; deemed late	Escalated to compliance
1	50,000.00	12/09/2022	Missing check receipt; deemed late	Escalated to compliance
1	2,387.49	12/13/2022	Missing check receipt; deemed late	Escalate to compliance
1	64,087.82	12/15/2022	Late Deposit	Escalated to compliance
1	500.00	12/16/2022	Late Deposit	Escalated to compliance

Number of checks	CheckAmount	DepositDate	Reason	Resolution
1	100,000.00	12/19/2022	Late Deposit	Escalated to compliance
1	2,008.31	12/19/2022	Late Deposit	Escalated to compliance
1	102.31	12/27/2022	Late Deposit	Escalated to compliance
1	250,000.00	12/27/2022	Late Deposit	Escalated to compliance
1	50,000.00	12/27/2022	Missing check receipt; deemed late	Escalated to compliance
1	300,000.00	12/28/2022	Missing check receipt; deemed late	Escalated to compliance
1	11,291.34	12/30/2022	Missing check receipt; deemed late	Escalated to compliance

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Key Investment Services LLC

We have reviewed management's statements, included in the accompanying Key Investment Services LLC Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022 except as described in its Exemption Report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2023